Exhibit 99.60

HudBay Announces NI 43-101 Mineral Resource

Estimate for Lalor

Toronto, Ontario – August 26, 2008 – HudBay Minerals Inc. (TSX:HBM) is pleased to announce a National Instrument 43-101 (NI 43-101) compliant mineral resource estimate for its 100% owned Lalor Lake (Lalor) deposit in the Flin Flon Greenstone Belt. The Lalor deposit is located near Snow Lake, Manitoba, approximately 3 km from HudBay’s Chisel North mine and 15 km from HudBay’s Snow Lake concentrator.

Lalor – Mineral Resources

Resource Classification	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	3.4	1.9	20.5	0.71	8.82
Inferred	13.2	2.9	34.1	0.70	8.19

Notes:

1.	CIM Definitions were followed for the estimation of Mineral Resources.

2.	Mineral Resources are estimated at a zinc equivalency (ZNEQ) cut-off of 4% (ZNEQ% = Zn% + Cu% x 2.352 + Au g/t x 0.626 + Ag g/t x 0.009) and a minimum two metre true width.

3.	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.

4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.

5.	Specific gravity measurements using industry standard techniques were completed on all assayed intervals.

“These results continue to be positive, and support our belief that Lalor has the potential to be HudBay’s next mine from the Flin Flon Greenstone Belt,” said Allen Palmiere, President and CEO of HudBay. “As we’ve previously indicated, we believe this is a significant asset with opportunity to grow in size and add to our company’s extensive mineral resources in northern Manitoba.”

The mineral resource estimate is effective as of a June 23, 2008 cut-off date, which includes information from 40 drill holes and 5 wedge offsets. Since the cut-off date, HudBay has continued to drill at Lalor with six rigs in an effort to upgrade the Inferred mineral resources and collect samples for metallurgical testing purposes.

Copper and zinc mineralized intersections were geologically interpreted into six stacked lenses, or zones, of zinc rich polymetallic near solid to solid sulphide mineralization at approximately 570 m to 1,170 m below surface.

The reported resource estimates of gold and silver are contained within the interpreted zones of copper and zinc mineralization. However, high grade precious metal intersections also occur outside the mineralized zones and HudBay is currently working with Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) to evaluate their continuity.

“Our fundamental strategy is to build long-term value organically by leveraging HudBay’s assets and our exploration program,” said Mr. Palmiere. HudBay has one of the largest and most aggressive exploration programs in Canada. “Lalor continues to be one of our important exploration properties and we look forward to continued assessment of this asset and moving to a Feasibility Study for the deposit.”

He added that HudBay is in the process of constructing an all-weather access road to its Lalor site, which is scheduled to be completed by mid September, and preparation of the Feasibility Study is expected to commence during the Company’s fourth quarter.

The Lalor core samples were all prepared and analyzed by HudBay’s Hudson Bay Mining and Smelting Co., Limited subsidiary (HBMS) at the Flin Flon, MB assay laboratory. As part of HBMS QA/QC measures, pulp duplicates are sent to Acme Analytical Laboratories Ltd. in Vancouver, BC, for comparison and verification purposes.

The mineral resource estimate included in this news release was prepared by Robert Carter, P. Eng., Senior Mines Analyst of HBMS, and audited by Ian Blakley, P. Geo., Senior Consulting Geologist of Scott Wilson RPA. Both are Qualified Persons under NI 43-101 and have reviewed and approved this press release.

A Technical Report supporting the mineral resource estimate in this news release, prepared by Scott Wilson RPA to NI 43-101 standards, will be filed and made available on SEDAR.

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading integrated base metals mining company with assets in North and Central America and a focus on the discovery and production of nickel, zinc and copper metal. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt, and commencing development of the world class Fenix Nickel Project (the “Fenix Project”) in Guatemala. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, and the White Pine copper refinery in Michigan. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s mineral resource estimates and potential plans for Lalor Lake as well as HudBay’s exploration and development plans and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and its Skye Resources Inc. subsidiary available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

For more information contact:

HudBay Minerals Inc.

Brad Woods, Director Investor Relations

Tel: (204) 949-4272

Email: brad.woods@hbms.ca

Website: www.hudbayminerals.com

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